Exhibit 2.5

BY-LAW NO.2

being a By-law respecting the borrowing of money and issue of securities by:

CAARY CAPITAL LTD.

THE FOLLOWING IS ENACTED as a by-law of the Corporation:

1.	The directors of the Corporation are authorized to:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation;

(c)	give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

2.	The directors may by resolution delegate to one or more of the directors, officers or a committee of directors of the Corporation all or any of the foregoing powers.

3.	The powers conferred by this by-law are in addition to and not in substitution for any borrowing powers possessed by the directors independently of this by-law, including, without limiting the generality of the foregoing, borrowing powers set forth in the Canada Business Corporations Act.

ENACTED this 4th day of October, 2019.

Stavros Apostolopoulos - President	Stavros Apostolopoulos - Secretary

The foregoing is made a by-law of the Corporation pursuant to the Canada Business Corporations Act by the sole director of the Corporation.

DATED this 4th day of October, 2019.

Stavros Apostolopoulos

The foregoing is confirmed as a by-law of the Corporation by the sole shareholder of the Corporation entitled to vote on such matter at a meeting of shareholders pursuant to the Canada Business Corporations Act.

DATED this 4th of October, 2019.

Stavros Apostolopoulos